UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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07003592

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I BS Holding Corporation

~~I-BANKERS SECURITIES, INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 E. JOHN CARPENTER FRWY, SUITE 260
(No and Street)

IRVING, (City) TEXAS (State) 75062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY GLUCK 214-687-0020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, SHELLEY GLUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of I-BANKERS SECURITIES, INC. as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:



Signature



Title



Notary Public


FRAN CARRUTH
NOTARY
My Comm. Expires
July 13, 2008
PUBLIC
TEXAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED. 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS. 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION 9

SUPPORTING SCHEDULES:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION . . . . . SCHEDULE I. 10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II. 12

REPORT PURSUANT TO RULE 17a-5(d)13 13

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
IRVING, TEXAS

We have audited the accompanying statement of financial condition of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates
Hendricks, Graves and Associates, LLP

February 21, 2007

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 1,858,131	
Deposits with clearing organization	104,340	
Receivables:		
Trade	17,294	
Receivable from broker-dealer	1,494,334	
Stockholders	2,881	
Income tax receivable	7,392	
Marketable securities owned, at market value	660,602	
Securities owned, not readily marketable, at estimated fair value	12,176	
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,146	96,181	
		$ 4,253,331

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable:		
Broker-dealer	$ 1,248,039	
Trade	10,000	
Accrued Expenses	165,985	
Subordinated debt	220,000	
Total liabilities		$ 1,644,024
STOCKHOLDERS' EQUITY:		
Common stock, 100,000 shares of $.01 par value authorized, 52,954 shares issued and outstanding	$ 530	
Additional capital	1,349,868	
Retained earnings	1,418,683	
Uncollected receivable for stock issuance	(159,774)	
Total stockholders' equity		2,609,307
		$ 4,253,331

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$ 5,314,229	
Management fees	5,013,237	
Unrealized gain from investments	144,524	
Interest income	74,200	
Net revenues		$10,546,190
COSTS AND EXPENSES:		
Salaries and payroll taxes	676,330	
Commissions	4,863,702	
Occupancy costs	116,196	
Depreciation	9,146	
Other operating expenses	4,125,165	
Total costs and expenses		9,790,539
INCOME BEFORE PROVISION FOR INCOME TAXES		755,651
Provision for income taxes		205,283
NET INCOME		$ 550,368

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	UNCOLLECTED RECEIVABLE	TOTAL
Balances at Beginning of year	$ 530	$ 639,164	$ 868,315	$(250,000)	$1,258,009
Collection of receivable				90,226	90,226
Capital contributions		710,704			710,704
Net income			550,368		550,368
Balances at end of year	$ 530	$1,349,868	$1,418,683	$(159,774)	$2,609,307

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Balance at December 31, 2005	$ -0-
Increases	220,000
Decreases	-0-
Balance at December 31, 2006	$ 220,000

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net income	$ 550,308	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	9,146	
Changes in operating assets and liabilities:		
Decrease in deposit with clearing organization	795,701	
(Increase) decrease in receivables:		
Trade	(17,294)	
Stockholders	19,251	
Increase in income tax receivable	(7,392)	
Increase in receivable from broker-dealer	(1,473,254)	
Increase (decrease) in accounts payable:		
Broker-dealer	445,758	
Trade	(37,559)	
Increase in accrued expenses	165,815	
Decrease in income taxes payable	(203,247)	
Net cash provided by operating activities		$ 247,293
INVESTING ACTIVITIES		
Equipment acquisitions	(105,327)	
Decrease in investments	160,732	
Net cash provided by investing activities		55,405
FINANCING ACTIVITIES		
Capital contribution	710,704	
Stockholder's subordinated advance	220,000	
Collections on receivable for stock issuance	90,226	
Net cash provided by investing activities		1,020,930
INCREASE IN CASH		1,323,628
CASH AT DECEMBER 31, 2005		534,503
CASH AT DECEMBER 31, 2006		$ 1,858,131
SUPPLEMENTAL INFORMATION:		
Income taxes paid		$ 205,283

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

A. COMPANY:

IBS HOLDING CORPORATION was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities** - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes** - Deferred federal income taxes arise from timing differences due to reporting gain or loss on sales of marketable securities. For income tax purposes the gain or loss is not recognized until securities are sold. Also, the straight-line method to record depreciation provisions is used for financial reporting and accelerated methods for federal income tax purposes are used.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and accounts payable in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

At December 31, 2006, the Company had approximately $692,000 on deposit with financial institutions located in Europe.

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits. At December 31, 2006, there was approximately $1,325,000 on deposit at the Texas financial institution in excess of insured amounts.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,329,279, which was $2,229,279 in excess of its required net capital of $100,000. The Company's net capital ratio was .08 to 1.

F. SUBORDINATED PAYABLE TO STOCKHOLDER:

During the year, the Company received an advance from a major stockholder. The advance is subordinated to the claims of general creditors.

G. MAJOR SOURCES OF REVENUES:

For the year ended December 2006, approximately 61% of revenues were from sources located in Europe.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
IRVING, TEXAS

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.** as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates
Hendricks, Graves and Associates, LLP

February 21, 2007

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 2,609,307
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	220,000
Total capital and allowable subordinated liabilities	2,829,307
Deductions and/or charges:	
Non-allowable assets	144,841
Net capital before haircuts on securities positions	2,684,466
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	355,187
Net Capital	$ 2,329,279
AGGREGATE INDEBTEDNESS	$ 175,985

(Continued)

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 11,738
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 2,229,279
Excess net capital at 1000%	$ 2,311,680
Ratio of aggregate indebtedness to net capital	.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 2,337,837
Audit adjustment-amortization and depreciation provision	(8,558)
Net capital	$ 2,329,279

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
IRVING, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **IBS HOLDING CORPORATION doing business as I-BANKERS SECURITIES, INC.,** for the year ended December 31, 2006, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and

related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 21, 2007

END